SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997


                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from .............to ..............


                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             QUESTPOINT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013

                  (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


               Report of Independent Auditors.

               Financial Statements:

                       Statement of Net Assets Available
                       for Plan Benefits, with Fund Information,
                       December 31, 1997.

                       Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information,
                       Year ended December 31, 1997

                       Notes to Financial Statements.

                       Line 27-a--Assets Held for Investment Purposes. Line 27-d--Reportable Transactions.


                  (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

                          Consent of Ernst & Young LLP.

                                          Financial Statements
                                       and Supplemental Schedules

                                         QuestPoint Savings Plan

                                      YEAR ENDED DECEMBER 31, 1997
                                   WITH REPORT OF INDEPENDENT AUDITORS

                             QuestPoint Savings Plan

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 1997






                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits, with Fund Information, December 31, 1997............2
Statement of Changes in Net Assets Available for Plan Benefits, with Fund
   Information, Year ended December 31, 1997.............................................................3
Notes to Financial Statements............................................................................4


Supplemental Schedules

Line 27a--Assets Held for Investment Purposes...........................................................11
Line 27d--Reportable Transactions.......................................................................12

                         Report of Independent Auditors


The Board of Directors
First Union Corporation

We have audited the accompanying statement of net assets available for plan benefits of the QuestPoint Savings Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Philadelphia, PA
April 28, 1998                                       Ernst & Young LLP

                             QuestPoint Savings Plan

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                                December 31, 1997


                                                                      FUND INFORMATION
                              -------------------------------------------------------------------------------------------------
                              -------------------------------------------------------------------------------------------------
                                                         GROWTH                SHORT-TERM      CASH                   EQUITY
                                             COMMON      EQUITY       BOND     INTERMEDIATE  RESERVE     BALANCED      INDEX
                                 TOTAL     STOCK FUND     FUND        FUND      BOND FUND      FUND        FUND        FUND
                              -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value
(cost $3,230,885):
     CoreStates Financial
       Corp
       Common Stock           $ 1,029,253 $ 1,029,253  $         - $         - $         - $         -  $         - $         -
     Mutual funds               2,490,064       3,309      582,584      27,410     157,645     424,486      348,780     592,011
     Participants' notes
        receivable                143,043           -            -           -           -           -            -           -
                              -------------------------------------------------------------------------------------------------
Total investments               3,662,360   1,032,562      582,584      27,410     157,645     424,486      348,780     592,011

Receivables:
   Due from broker                 37,694       5,210            -       9,702           -           -        4,320       9,234
   Accrued investment income       13,672       6,239            -         138         771           -        1,798       1,896
   Interfund receivable             2,592           -            -           -           -           -            -           -

Cash                               37,583       2,846       21,625           -      10,263           -            -           -
                              -------------------------------------------------------------------------------------------------
Total assets                    3,753,901   1,046,857      604,209      37,250     168,679     424,486      354,898     603,141

LIABILITIES
Interfund payable                   2,592           -            -           -           -       2,592            -           -
Due to broker                      20,581           -       11,107           -       7,263           -            -           -
Other liabilities                  35,543           -            -       9,542           -      21,978          719         349
                              -------------------------------------------------------------------------------------------------
Total liabilities                  58,716           -       11,107       9,542       7,263      24,570          719         349

                              -------------------------------------------------------------------------------------------------
Net assets available for Plan
   benefits                   $ 3,695,185 $ 1,046,857  $   593,102 $    27,708 $   161,416 $   399,916  $   354,179 $   602,792
                              =================================================================================================

                                               FUND INFORMATION
                              ---------------------------------------------------
                              ---------------------------------------------------
                               INTERNATIONAL             EMPLOYEE
                                  GROWTH      EQUITY       LOAN     CONTRIBUTION
                                   FUND        FUND        FUND         FUND
                              ---------------------------------------------------
ASSETS
Investments, at fair value
(cost $3,230,885):
     CoreStates Financial
       Corp
       Common Stock            $         -  $         - $         - $         -
     Mutual funds                  212,328      128,204         189      13,118
     Participants' notes
        receivable                       -            -     143,043           -
                              ---------------------------------------------------
Total investments                  212,328      128,204     143,232      13,118

Receivables:
   Due from broker                   9,228            -           -           -
   Accrued investment income         2,759           71           -           -
   Interfund receivable                  -            -       2,592           -

Cash                                     -        2,790           -          59
                              ---------------------------------------------------
Total assets                       224,315      131,065     145,824      13,177

LIABILITIES
Interfund payable                        -            -           -           -
Due to broker                            -        2,211           -           -
Other liabilities                    2,955            -           -           -
                              ---------------------------------------------------
Total liabilities                    2,955        2,211           -           -
                              ---------------------------------------------------
Net assets available for Plan
   benefits                    $   221,360  $   128,854 $   145,824 $    13,177
                              ===================================================


SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                  Information

                          Year ended December 31, 1997

                                                                   FUND INFORMATION
                                 ---------------------------------------------------------------------------------------
                                                         GROWTH              SHORT-TERM    CASH                EQUITY
                                              COMMON     EQUITY      BOND    INTERMEDIATE RESERVE   BALANCED    INDEX
                                   TOTAL    STOCK FUND    FUND       FUND     BOND FUND    FUND       FUND      FUND
                                 ---------------------------------------------------------------------------------------
Contributions:
   Employer                      $  726,188 $        - $       -  $       -  $         - $       - $       -  $       -
   Employee                         788,359          -         -          -            -         -         -          -
   Rollovers                        101,036     21,098     1,932      2,550        2,603         -    18,178     10,042
                                 ---------------------------------------------------------------------------------------
Total contributions               1,615,583     21,098     1,932      2,550        2,603         -    18,178     10,042

Transfer from FTI 401(k) Savings
   and Retirement Plan              281,618          -         -          -            -         -         -          -
Transfer from CoreStates
Financial
   Corp Employee Stock Ownership
   and Savings Plan               1,369,671    411,819   213,356     26,139       50,195    81,829   189,857    215,300
Investment income:
   Interest and dividends            42,897        591     1,476        846        5,503    16,111     5,286      6,253
   Dividends on CoreStates
Financial
     Corp Common Stock               16,285     16,285         -          -            -         -         -          -
   Distribution of mutual fund
income                               95,551          -    38,352          -            -         -    17,967     17,603
                                 ---------------------------------------------------------------------------------------
Total investment income             154,733     16,876    39,828        846        5,503    16,111    23,253     23,856

Net realized and unrealized
   appreciation (depreciation)
of
   investments                      422,039    285,595    61,975        639        2,067         -     6,130     72,211
Participants' withdrawals          (126,430)    (3,722)        -          -            -         -         -          -
Participants' interfund
transfers                                 -    315,191   276,011     (2,466)     101,048   301,976   116,761    281,383
Other miscellaneous
disbursements                       (22,029)         -         -          -            -         -         -          -
                                 ---------------------------------------------------------------------------------------
Increase in net assets
available for
   Plan benefits during the year  3,695,185  1,046,857   593,102     27,708      161,416   399,916   354,179    602,792

Net assets available for Plan
benefits
   at beginning of year                   -          -         -          -            -         -         -          -
                                 ---------------------------------------------------------------------------------------
Net assets available for Plan
benefits
   at end of year                $3,695,185 $1,046,857 $ 593,102  $  27,708  $   161,416 $ 399,916 $ 354,179  $ 602,792
                                 =======================================================================================

                                                                        FUND INFORMATION
                                         ----------------------------------------------------------------------------------
                                         INTERNATIONAL                       EMPLOYEE
                                            GROWTH           EQUITY            LOAN          CONTRIBUTION      DISTRIBUTION
                                             FUND             FUND             FUND             FUND              FUND
                                         ----------------------------------------------------------------------------------
Contributions:
   Employer                              $         -        $       -       $       -        $   726,188       $        -
   Employee                                        -                -               -            788,359                -
   Rollovers                                  15,760           28,873               -                  -                -
                                         ----------------------------------------------------------------------------------
Total contributions                           15,760           28,873               -          1,514,547                -

Transfer from FTI 401(k) Savings
   and Retirement Plan                             -                -               -            281,618                -
Transfer from CoreStates
Financial
   Corp Employee Stock Ownership
   and Savings Plan                           83,537            5,302          92,337                  -                -
Investment income:
   Interest and dividends                      2,791              207           2,603              1,158               72
   Dividends on CoreStates
Financial
     Corp Common Stock                             -                -               -                  -                -
   Distribution of mutual fund
income                                         5,279           16,350               -                  -                -
                                         ----------------------------------------------------------------------------------
Total investment income                        8,070           16,557           2,603              1,158               72

Net realized and unrealized
   appreciation (depreciation)
of
   investments                                (4,339)          (2,239)              -                  -                -
Participants' withdrawals                          -                -               -                  -         (122,708)
Participants' interfund
transfers                                    118,332           80,361          50,884         (1,784,146)         144,665
Other miscellaneous
disbursements                                      -                -               -                  -          (22,029)
                                         -----------------------------------------------------------------------------------
Increase in net assets
available for
   Plan benefits during the year             221,360          128,854         145,824             13,177                -

Net assets available for Plan
benefits
   at beginning of year                            -                -               -                  -                -
                                         ------------------------------------------------------------------------------------
Net assets available for Plan                                                                                           -
benefits
   at end of year                        $   221,360        $ 128,854       $ 145,824        $    13,177       $        -
                                         ====================================================================================


SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

GENERAL

The Plan is a defined contribution plan which covers qualified employees of QuestPoint Holdings, Inc. (the Company), a subsidiary of CoreStates Financial Corp (CoreStates), and certain of the Company's subsidiaries. The Plan became effective on January 1, 1997, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the participants of the FTI 401(k) Savings and Retirement Plan (FTI Plan) became eligible for coverage under the Plan. Net assets of the FTI Plan in the amount of $281,618 were transferred to the Plan on January 6, 1997.

Effective January 1, 1997, certain participants of the CoreStates Financial Corp Savings and Stock Ownership Plan (CoreStates Plan) became eligible for coverage under the Plan. Net assets of the CoreStates Plan in the amount of $1,369,671 were transferred to the Plan in 1997.

On April 28, 1998, the sponsor of the Plan, CoreStates, was acquired by First Union Corporation. As a result of the merger, each share of the Plan's investments in CoreStates common stock were exchanged for 1.62 shares of First Union Corporation common stock. Management intends to merge the Plan with the First Union Corporation Savings Plan and Trust in 1999.

CONTRIBUTIONS

     EMPLOYEE

     Employees can contribute on either an after-tax or a before-tax basis (up to $9,500 in 1997) equal to any whole percentage of the participant's compensation up to 12% of their compensation for each payroll period. (6% is considered a "Basic Contribution" and amounts in excess of 6% are considered an optional contribution.)

                             QuestPoint Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

     EMPLOYER

     The Company makes a contribution to the Plan on behalf of each participant who has made basic contributions in each payroll period. The Company matches 150% on the first 2% of a participant's Basic Contribution and 100% on 3% to 6% of a participant's Basic Contribution.

VESTING

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times.

Employer contributions vest as follows:


            PARTICIPANT'S YEARS                PERCENTAGE VESTED OF EMPLOYER
             OF VESTING SERVICE                    MATCHING CONTRIBUTION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Less than 2 years                                             0%
2 years but less than 3 years                                50%
3 years or more                                             100%

Employer contributions are fully vested upon termination of employment because of normal retirement, death, or permanent disability.

Upon the participant's employment termination date, that portion of the Employer's contributions applicable to such participant which is not vested is forfeited and applied to reduce future Employer contributions.

Unvested portions are restored to participant's accounts if the participant is reemployed by the Company before incurring a five-year break in service.

                             QuestPoint Savings Plan

EXPENSES

The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless paid by the Company. The expenses of the Plan were paid by the Company for the period presented.

PAYMENT OF BENEFITS

Upon termination of employment, a participant may receive vested benefits as a lump-sum payment. If the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years, or may leave the money in their account until a deferred payment date (last day of any month up to normal retirement age). Included in assets available for plan benefits at December 31, 1997 is $50,380 which represents the amount due to participants who have requested withdrawals.

LOANS

Active participants, and terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

WITHDRAWALS

A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan. Before-tax contributions and vested employer contributions can be withdrawn under certain circumstances subject to certain restrictions set forth in the Plan.

INVESTMENT OPTIONS

CoreStates Bank, N.A., a subsidiary of CoreStates, serves as Trustee for the Plan. Nine funds, as of December 31, 1997, are maintained under the Plan for accumulation and investment of the participants' accounts. The funds are as follows:

                             QuestPoint Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

A. Equity Fund invests primarily in the CoreFund Core Equity Fund, a mutual fund which seeks capital growth by investing principally in a diversified portfolio of common stocks of companies with large, medium, or small capitalizations.

B. Growth Equity Fund invests primarily in the CoreFund Growth Equity Fund, a mutual fund which seeks capital growth by investing primarily in the equity securities of companies believed by the fund's management to show the potential for growth of earnings over time.

C. Short-Term Intermediate Bond Fund invests primarily in the CoreFund Short-Term Intermediate Bond Fund, a mutual fund which seeks income through investment in a diversified portfolio of intermediate term, fixed income obligations with an expected average weighted maturity of two to five years.

D. Bond Fund invests primarily in the CoreFund Bond Fund, a mutual fund which seeks to maximize long-term total return by investing principally in a diversified portfolio of debt securities.

E. Balanced Fund invests primarily in the CoreFund Balanced Fund, a mutual fund which seeks to provide total return while preserving capital by investing in a combination of common stocks and fixed income securities.

F. Cash Reserve Fund invests primarily in the CoreFund Cash Reserve Fund, a mutual fund which seeks to obtain maximum current income consistent with the preservation of principal and maintenance of liquidity by investing in a diversified portfolio of money market instruments of the highest quality, including a broad range of U.S.
     dollar-denominated government, bank, and commercial paper obligations.

G. Equity Index Fund invests primarily in the CoreFund Equity Index Fund, a mutual fund which seeks to track the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

H. International Growth Fund invests primarily in the CoreFund International Growth Fund, a mutual fund which seeks long-term capital appreciation by investing primarily in equity securities of companies located outside the United States.

I.   Common Stock Fund invests in common shares of CoreStates Financial Corp.

CoreStates Financial Corp provides investment advisory and custodial services for the mutual funds above.

                             QuestPoint Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. The cost of investments sold is determined on an average historical cost basis. Loans are carried at the unpaid principal balance which represents their estimated fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Investments are comprised of the following at December 31, 1997:

                                                       SHARES                                  FAIR
                                                      OR UNITS               COST              VALUE
                                                -----------------------------------------------------------
Common Stock Fund:
    Common Stock +                                       12,786         $      757,417     $    1,029,253
    CoreFund Cash Reserve Class Y                         3,309                  3,309              3,309
                                                                      -------------------------------------
                                                                               760,726          1,032,562
                                                                      -------------------------------------

Growth Equity Fund:
    CoreFund Cash Reserve Class Y                           285                    285                285
    CoreFund Growth Equity Fund
       Class Y +                                         35,658                541,553            582,299
                                                                      -------------------------------------
                                                                               541,838            582,584
                                                                      -------------------------------------

Bond Fund:
    CoreFund Cash Reserve Class Y                           473                    473                473
    CoreFund Bond Fund Class Y                            2,558                 26,597             26,937
                                                                      -------------------------------------
                                                                                27,070             27,410
                                                                      -------------------------------------

                             QuestPoint Savings Plan

3. INVESTMENTS (CONTINUED)


                                                       SHARES                                  FAIR
                                                      OR UNITS               COST              VALUE
                                                -----------------------------------------------------------
Short-Term Intermediate Bond Fund:
    CoreFund Cash Reserve Class Y                           433         $          433     $          433
    CoreFund Short-Term
       Intermediate Bond Fund Class Y                    15,800                155,703            157,212
                                                                      -------------------------------------
                                                                               156,136            157,645
                                                                      -------------------------------------
Cash Reserve Fund:
    CoreFund Cash Reserve Class Y +                     424,486                424,486            424,486
                                                                      -------------------------------------

Balanced Fund:
    CoreFund Cash Reserve Class Y                           278                    278                278
    CoreFund Balanced Fund Class Y +                     25,625                349,946            348,502
                                                                      -------------------------------------
                                                                               350,224            348,780
                                                                      -------------------------------------

Equity Index Fund:
    CoreFund Cash Reserve Class Y                           653                    653                653
    CoreFund Equity Index Fund
       Class Y +                                         14,914                552,153            591,358
                                                                      -------------------------------------
                                                                               552,806            592,011
                                                                      -------------------------------------

International Growth Fund:
       CoreFund Cash Reserve Class Y                        298                    298                298
       CoreFund International
          Growth Fund Class Y +                          15,966                220,296            212,030
                                                                      -------------------------------------
                                                                               220,594            212,328
                                                                      -------------------------------------

Equity Fund:
    CoreFund Cash Reserve Class Y                           577                    577                577
    CoreFund Equity Fund Class Y                          6,195                132,415            127,627
                                                                      -------------------------------------
                                                                               132,992            128,204
                                                                      -------------------------------------

Employee Loan Fund:
       CoreFund Cash Reserve Class Y                        189                    189                189
       Participant Notes Receivable,
          with interest rates ranging
          from 5.5% to 11%                                                      50,706             50,706
                                                                      -------------------------------------
                                                                                50,895             50,895
                                                                      -------------------------------------

Contribution Fund:
    CoreFund Cash Reserve Class Y                        13,118                 13,118             13,118

                                                                      =====================================
Total investments                                                       $    3,230,885     $    3,570,023
                                                                      =====================================

+ Represents greater than 5% of net assets available for benefits

                             QuestPoint Savings Plan

3. INVESTMENTS (CONTINUED)

Fair values are determined for: (1) CoreStates Financial Corp Common Stock - on the basis of the last reported sale price on the last business day of the year; (2) CoreFund Mutual Funds - at net asset value at the close of business on the last business day of the year.

The Plan's investments are held by a bank-administered trust fund. During 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

Common stock:
    Employer company                                  $        285,595
Mutual funds                                                   136,444
                                                     --------------------
                                                      $        422,039
                                                     ====================

4. PLAN TERMINATION

The Company has the authority to terminate the Plan at any time. If the Plan were to be terminated, each participant would remain fully entitled to the value of their account.

5. INCOME TAX STATUS

The Plan's management believes the trust established under the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax and intends to take the necessary measures to ensure the Plan continues as a qualified plan.

6. YEAR 2000 (UNAUDITED)

The Plan is reliant on CoreStates and third parties for data processing. CoreStates has undertaken a program to prepare and convert its computer systems and applications to enable them to function properly with respect to dates in the year 2000 and thereafter (the "Program"). Although management intends to merge the Plan with the First Union Corporation Savings Plan and Trust, if the merger is not consummated, the Program will need to be completed. CoreStates is in discussions with third parties to determine the extent to which the Plan's systems are vulnerable. The Plan does not expect that its results of operations will be significantly affected, as CoreStates and its third-party processors do not intend to charge the Plan for the costs of converting their computer systems. However, to the extent that the Program is not completed timely, the Year 2000 issue could have a material impact on the operations of the Plan.

                             QuestPoint Savings Plan

                  Line 27a--Assets Held for Investment Purposes

                                December 31, 1997


                  DESCRIPTION                      SHARES OR UNITS           COST           FAIR VALUE
-----------------------------------------------------------------------------------------------------------

CoreStates Financial Corp*
    Common Stock                                         12,786        $        757,417   $      1,029,253

CoreFund* Balanced Fund Class Y                          25,625                 349,946            348,502

CoreFund* Bond Fund Class Y                               2,558                  26,597             26,937

CoreFund* Cash Reserve Class Y                          444,099                 444,099            444,099

CoreFund* Growth Equity Fund
    Class Y                                              35,658                 541,553            582,299

CoreFund* Short-Term Intermediate Bond Fund
Class Y                                                  15,800                 155,703            157,212

CoreFund* Equity Fund Class Y                             6,195                 132,415            127,627

CoreFund* Equity Index Fund
    Class Y                                              14,914                 552,153            591,358

CoreFund* International Growth
    Fund Class Y                                         15,966                 220,296            212,030

Participant Notes Receivable, with
    interest rates ranging from 5.5%
    to 11%                                                                       50,706             50,706
                                                                      -------------------------------------
Total investments                                                      $      3,230,885   $      3,570,023
                                                                      =====================================

*Indicates a party-in-interest to the Plan.

                             Supplemental Schedules

                             QuestPoint Savings Plan

                        Line 27d--Reportable Transactions

                          Year ended December 31, 1997

                                                               DESCRIPTION          PURCHASE       SELLING
                DESCRIPTION OF ASSETS                        OF TRANSACTIONS         PRICE          PRICE        NET GAIN
------------------------------------------------------------------------------------------------------------------------------
Category I - a single transaction in excess of 5% of plan assets

CoreFund Cash Reserve Fund Class Y                    Purchased 166,773 units    $     166,773
                                                      Purchased 246,278 units          246,278
                                                      Purchased 164,920 units          164,920
                                                      Sold 166,774 units                       $     166,774
                                                      Sold 164,921 units                             164,921

CoreFund Equity Index Fund Class Y                    Purchased 5,183 units            166,774
                                                      Purchased 11,613 units           434,213
                                                      Sold 11,072 units                              422,600   $     30,078

CoreFund Balanced Fund Class Y                        Purchased 6,257 units             91,605

CoreFund Growth Equity Fund Class Y                   Purchased 12,513 units           164,921
                                                      Sold 9,708 units                               153,683         16,099

                             QuestPoint Savings Plan

                          Year ended December 31, 1997

                                                                   DESCRIPTION               PURCHASE     SELLING
           DESCRIPTION OF ASSETS                                 OF TRANSACTIONS              PRICE        PRICE      NET GAIN
-----------------------------------------------------------------------------------------------------------------------------------
Category II - a series of transactions (other than security transactions) with the same person aggregating in excess of 5% of plan assets

None

Category III - a series of transactions in a security issue aggregating in excess of 5% of plan assets

CoreFund Equity Fund                         Purchased 9,817 units in 42 transactions;
    Class Y                                  sold 3,622 units in 12 transactions             $  206,883  $   77,018   $    2,550

CoreFund International Growth                Purchased 22,509 units in 42 transactions;
    Fund Class Y                             sold 6,543 units in 22 transactions                312,133      95,766        3,929

CoreFund Equity Index Fund                   Purchased 27,343 units in 50 transactions;
    Class Y                                  sold 12,429 units in 21 transactions               986,234     467,029       32,948

CoreFund Cash Reserve Fund                   Purchased 2,773,737 units in 332 transactions;
    Class Y                                  sold 2,329,638 units in 314 transactions         2,773,737   2,329,638            -

CoreFund Balanced Fund Class Y               Purchased 34,545 units in 43 transactions;
                                             sold 8,920 units in 26 transactions                466,075     123,701        7,572

CoreFund Short-Term Intermediate             Purchased 24,466 units in 77 transactions;
    Bond Fund Class Y                        sold 8,666 units in 31 transactions                240,720      85,550          533

                             QuestPoint Savings Plan

                          Year ended December 31, 1997


                                                                   DESCRIPTION              PURCHASE        SELLING
           DESCRIPTION OF ASSETS                                 OF TRANSACTIONS             PRICE           PRICE      NET GAIN
------------------------------------------------------------------------------------------------------------------------------------
Category III - a series of transactions in a security issue aggregating in excess of 5% of plan assets (continued)

CoreFund Growth Equity Fund                  Purchased 48,111 units in 51 transactions;
    Class Y                                  sold 12,453 units in 24 transactions         $     719,451  $     199,128  $    21,230

CoreStates Financial Corp                    Purchased 7,421 units in 57 transactions;
    Common Stock                             sold 1,156 units in 21 transactions                437,135         76,752       13,361

CoreFund Bond Fund Class Y                   Purchased 5,390 units in 34 transactions;
                                             sold 2,832 units in 8 transactions                  55,671         29,401          327

Category IV - any single or series of transactions with a person involving securities in excess of 5% of plan assets

None

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 QUESTPOINT SAVINGS PLAN



                                    By: ______________________________________
                                          Name: Vikram H. Dewan
                                          Title: Director of Human Resources


Date: June 29, 1998

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION                             LOCATION

(23)                    Consent of Ernst & Young LLP            Filed herewith